Hertz Global Holdings, Inc.

8501 Williams Road

Estero, Florida 33928

November 4, 2021

VIA EDGAR

Janice Adeloye

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hertz Global Holdings, Inc.

Registration Statement on Form S-1

Filed October 15, 2021, as amended

File No. 333-260290

Dear Ms. Adeloye:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Hertz Global Holdings, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on November 8, 2021, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Hertz Global Holdings, Inc.

By:	/s/ M. David Galainena

Name: M. David Galainena
Title: Executive Vice President, General Counsel and Secretary

cc:     Colin Diamond, White & Case LLP

[Signature Page to Acceleration Request]